Exhibit 3.1
ARTICLE IV — CAPITAL STOCK
SECTION 1. STOCK CERTIFICATES:
(a) All certificates representing shares of stock of the Company shall be numbered appropriately and shall be entered in the books of the Company as they are issued. They shall be signed by the Chairman of the Board or the Chief Executive Officer or a President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer of the Company, and shall bear the corporate seal of the Company. To the extent permitted by law, the signatures of such officers, and the corporate seal, appearing on certificates of stock, may be facsimiles, engraved or printed. In case any such officer who signed or whose facsimile signature appears on any such certificate shall have ceased to be such officer before the certificate is issued, such certificate may nevertheless be issued by the Company with the same effect as if such officer had not ceased to be such officer at the date of its issue.